Exhibit 99.1

STANTEC INC.

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at the Sutton Place Hotel, 10235 – 101 Street, Edmonton, Alberta, on Thursday, May 13, 2010, at 11:00 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2009, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2009 audited financial statements are included in the 2009 Financial Review, which is available, free of charge, to shareholders upon request.

The board of directors has fixed the close of business on March 15, 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2010

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2010